ENTRANET, INC.

110 East Broward Blvd

Suite 1700

Fort Lauderdale, Florida 33301

January 5, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Division of Corporation Finance

Re:	ENTRANET, INC. Withdrawal of Registration Statement on Form S-1 Filed on March 10, 2015 File No. 333-202640

Ladies and Gentlemen:

On behalf of ENTRANET, INC., a Florida corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-202640), as initially filed with the Securities and Exchange Commission (“Commission”) on March 10, 2015 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to William Eilers of Eilers Law Group P.A., via email at wreilers@eilerslawgroup.com or via facsimile at (305) 900-3144.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact William Eilers of Eilers Law Group, P.A. by telephone at (786) 273-9152.

Very truly yours,

/s/ Eleftherios Papageorgiou

Eleftherios Papageorgiou

Chief Executive Officer

cc:

William Eilers, President

Eilers Law Group, P.A.